Exhibit 12.1

EQT GP HOLDINGS, LP AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(Thousands)
Earnings:
Income before income taxes	$568,920	$545,141	$436,326	$325,037	$249,041
Minus: equity income of unconsolidated entities	(22,171)	(9,898)	(2,367)	—	—
Plus: Fixed charges	42,159	27,176	27,824	13,629	1,687
Minus: Capitalized interest	(4,120)	(9,403)	(5,642)	(2,258)	(442)
Minus: Net income attributable to noncontrolling interests	(306,927)	(300,815)	(226,397)	(124,025)	(47,243)
Total earnings	$277,861	$252,201	$229,744	$212,383	$203,043

Fixed charges:
Net interest expense	$36,150	$16,761	$21,348	$10,871	$829
Plus: Capitalized interest	4,120	9,403	5,642	2,258	442
Plus: Estimated interest component of rental expense	1,889	1,012	834	500	416
Total fixed charges	$42,159	$27,176	$27,824	$13,629	$1,687

Ratio of earnings to fixed charges	6.6x	9.3x	8.3x	15.6x	120.4x

(1)
Earnings included in the calculation of this ratio consist of (i) income before income taxes, minus (ii) equity income of unconsolidated entities, plus (iii) fixed charges, minus (iv) capitalized interest (including allowance for borrowed funds used during construction) and minus (v) net income attributable to noncontrolling interests. Fixed charges included in the calculation of this ratio consist of (i) net interest expense, plus (ii) capitalized interest (including allowance for borrowed funds used during construction) and (iii) the estimated interest portion of rental expense.